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                                  UNITED STATES                           OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION             OMB Number: 3235-0145
                             WASHINGTON, D.C. 20549                   Expires:    31-Aug-99
                                                                      Estimated Average burden
                                                                      hours per response
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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.          )*



                                  Natrol, Inc.
                                (Name of Issuer)


                           Common Stock Par Value $.01
                         (Title of Class of Securities)


                                   638789 10 7
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                                     Page 1
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CUSIP NO.  10001P 10 2                 13G                                PAGE 2


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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Advent VII L.P.                                                            04-3181563
     Advent New York L.P.                                                       04-3095408
     Advent Atlantic & Pacific III L.P.                                         04-32993018
     TA Venture Investors L.P.                                                  04-3068354

 2   CHECK THE BOX IF A MEMBER OF A GROUP*
                                                                                   --------
                                                                                (a)   X
                                                                                   --------

                                                                                   --------
                                                                                (b)
                                                                                   --------

 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Advent VII L.P.                                                            Delaware
     Advent New York L.P.                                                       Delaware
     Advent Atlantic & Pacific III L.P.                                         Delaware
     TA Venture Investors L.P.                                                  Massachusetts

                             5     SOLE VOTING POWER

    NUMBER OF                      Advent VII L.P.                              1,368,000
                                   Advent New York L.P.                           135,800
                                   Advent Atlantic & Pacific III L.P.           6,300,000
      SHARES                       TA Venture Investors L.P.                       25,200

                             6     SHARED VOTING POWER
   BENEFICIALLY                    N/A

     OWNED BY

                             7     SOLE DISPOSITIVE POWER
       EACH
                                   Advent VII L.P.                              1,368,000
    REPORTING                      Advent New York L.P.                           135,800
                                   Advent Atlantic & Pacific III L.P.             630,000
                                   TA Venture Investors L.P.                       25,200

                             8     SHARED DISPOSITIVE POWER
       WITH                        N/A


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Advent VII L.P.                                                            1,368,000
     Advent New York L.P.                                                         135,800
     Advent Atlantic & Pacific III L.P.                                           630,000
     TA Venture Investors L.P.                                                     25,200

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Advent VII L.P.                                                               10.16%
     Advent New York L.P.                                                           1.02%
     Advent Atlantic & Pacific III L.P.                                             4.68%
     TA Venture Investors L.P.                                                      0.19%

12   TYPE OF REPORTING PERSON
     Each entity is a Limited Partnership
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                SEE INSTRUCTION BEFORE FILLING OUT!
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ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1 (a)        NAME OF ISSUER: Natrol, Inc.
                  .

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  21411 Prairie Street
                  Chatsworth, CA  21411

ITEM 2 (a)        NAME OF PERSON FILING:
                  Advent VII L.P.
                  Advent New York L.P.
                  Advent Atlantic and Pacific III L.P.
                  TA Venture Investors L.P.

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  c/o TA Associates
                  125 High Street, Suite 2500
                  Boston, MA  02110

ITEM 2 (c)        CITIZENSHIP: Not Applicable

ITEM 2 (d)        TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)        CUSIP NUMBER: 638789107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4            OWNERSHIP
ITEM 4 (a)        AMOUNT BENEFICIALLY OWNED:                        COMMON STOCK
                  Advent VII L.P.                                      1,368,000
                  Advent New York L.P.                                   135,800
                  Advent Atlantic and Pacific III L.P.                   630,000
                  TA Venture Investors L.P.                               25,200

ITEM 4 (b)        PERCENT OF CLASS                                    PERCENTAGE
                  Advent VII L.P.                                         10.16%
                  Advent New York L.P.                                     1.02%
                  Advent Atlantic and Pacific III L.P.                     4.68%
                  TA Venture Investors L.P.                                0.19%

ITEM 4 (c)        NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:     COMMON STOCK
                  Advent VII L.P.                                      1,368,000
                  Advent New York L.P.                                   135,800
                  Advent Atlantic and Pacific III L.P.                   630,000
                  TA Venture Investors L.P.                               25,200

                  (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:            N/A

                  (iii)  SOLE POWER TO DISPOSE OR DIRECT THE        COMMON STOCK
                          DISPOSITION:
                  Advent VII L.P.                                      1,368,000
                  Advent New York L.P.                                   135,800
                  Advent Atlantic and Pacific III L.P.                   630,000
                  TA Venture Investors L.P.                               25,200

                  (iv)   SHARED POWER TO DISPOSE OR DIRECT THE
                         DISPOSITION                                         N/A
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                                                                          PAGE 4

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:
                  Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:
                  Not Applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10           CERTIFICATION: Not Applicable

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           _____________________
                                                                   Date

                                                           _____________________
                                                                 Signature


                                                           _____________________
                                                                 Name/Title

AGREEMENT FOR JOINT FILING

Advent VII L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., and TA Venture Investors Limited Partnership, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Natrol, Inc.

Dated:

ADVENT VII L.P.
By:  TA Associates VII L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:  --------------------------------------------------------
     Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC AND PACIFIC III L.P.
By:  TA Associates AAP III Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:  --------------------------------------------------------
     Katherine S. Cromwell, Managing Director

ADVENT NEW YORK L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:  --------------------------------------------------------
     Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS L.P.

By:  --------------------------------------------------------
     Katherine S. Cromwell, General Partner